

 Telebionix

Aghiath Chbib · 3rd

Serial entrepreneur/ Thought Leader/ Founder/ Board Member. On a mission to build life-saving transformational technologies to improve people's lives and change the world for the better. Healthcare, Cybersecurity, AI.

Talks about #cybercrime, #healthcare, #cyberdefense, #cyberthreats, and #cybersecurity

Moorpark, California, United States · Contact info

5,009 followers · 500+ connections

Experience



Co-Founder
Telebionix
May 2020 – Present · 1 yr 7 mos
United States

Telebionix is a California-based company focusing on product design, innovation, and development of transformational and life-saving technologies in the healthcare sector.

 Remosense empower medical professionals...

 Remosense...Telehealth done right.



Founder
SEECRA
Jan 2017 – Present · 4 yrs 11 mos
United Arab Emirates

SEECRA focused on providing Cybersecurity, Digital Forensics, and blockchain consultancy and pioneer solutions in collaborations with the most excellent engineering universities and research centers to safeguard governments, financial institutions, and other enterprises from cyberthreats.   ...see more


AAPM

Vice Chair, AI/Data Science
American Association for Precision Medicine (AAPM)
Jun 2020 – Present · 1 yr 6 mos
Belmont, California, United States

AAPM is a non-profit global collective of clinical, scientific, technical, and advocacy experts who catalyze healthcare transformation by fostering medical breakthroughs and innovation. In response to the Covid-19 pandemic, AAPM's Coronavirus Taskforce (ACT) brings together a worldwide network to deliver solutions involving specific prevention, diagnostics,   ...see more


citiesabc

President and Partner
Citiesabc
Feb 2020 – Present · 1 yr 10 mos
London, England, United Kingdom

Citiesabc offers the largest global index of up to 1000 cities and ranks them along the dimensions of smart cities infrastructure and sustainability. Citiesabc seeks to inform and empower the citizen in their engagement with their civil authorities, local economy and their community, by providing them with an open platform for information, 4IR tools and ...see more

 https://www.citiesabc.c


EC-Council

Advisory Board Member for CEH (Certified Ethical Hacker)
EC-Council
Jan 2020 – Present · 1 yr 11 mos
United States

The EC-Council Advisory Board for CEH (Certified Ethical Hacker) comprises prominent global leaders and world-class cybersecurity professionals from diverse sectors and well-known brands. Their voices serve as invaluable guides to help EC-Council build new initiatives in Ethical Hacking.   ...see more

 CEH Advisory Board – EC-Council

Show 3 more experiences ⌄

Education


UNI BONN

University of Bonn

Licenses & certifications



CISSP Cert Prep: 2 Asset Security
LinkedIn
Issued Jun 2020 · No Expiration Date



CISSP Security Architecture and Engineering
LinkedIn
Issued Jun 2020 · No Expiration Date



CISSP Security and Risk Management
LinkedIn
Issued Jun 2020 · No Expiration Date